UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Explanatory Note

NovaBridge Biosciences (the “Company”), a Cayman Islands exempted company with limited liability, will hold its Annual General Meeting of Shareholders (the “AGM”) on September 8, 2026 at 10:00 a.m. (Shanghai time) at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China.

Materials in connection with the AGM are available on the Company’s website at https://www.novabridge.com. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The following documents regarding the AGM, each of which are attached as an exhibit hereto, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Notice of Extraordinary General Meeting

99.3	Form of Proxy for Annual General Meeting

99.4	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: July 24, 2026